

Mail Stop 4561

May 30, 2017

Wendel Santos
Chief Executive Officer
Glocorp Inc.
100.3.037, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
46200 Petaling Jaya
Selangor, Malaysia

> **Re: Glocorp Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2017**
> **File No. 333-212611**

Dear Mr. Santos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2016 letter.

Risk Factors

Risks Related to Our Business

Conflicts of Interests May Arise…, page 4

1.   Refer to prior comment 6 and disclose the number of hours per week that Messrs. Santos and Narcis will devote to the operations of your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 12

2.   We have reviewed the disclosure provided in response to prior comment 11. Please disclose the financial resources required to complete each step of your business development.

Directors, Executive Officers, Promoters and Control Persons, page 14

3.   We note your response to prior comment 13. Please disclose, as stated in response to prior comment 12, that Mr. Low served as your Chief Financial Officer from December 31, 2015 to May 4, 2017. Please also disclose that Mr. Low serves as President of KL Management Services and IPO Partners Limited, as disclosed in the risk factors section on page 12. Refer to Item 401(e)(1) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page 22

4.   We note that the exhibit index states your certificate of incorporation and bylaws were filed with the previous amendment. However, the exhibit index in your Form S-1 filed on July 21, 2016 states that these exhibits will be filed by amendment. Please file these exhibits with your next amendment.

    You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information Technologies
                                        and Services

cc: Jason Ye, Esq.
        Ortoli Rosenstadt LLP